UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

NEWTEK BUSINESS SERVICES CORP.
(Name of Issuer)
Common Stock, par value $0.02 per share
(Title of Class of Securities)
652526203
(CUSIP Number)

Barry Sloane
Newtek Business Services Corp.
212 West 35th Street, 2nd Floor
New York, NY 10001
(212) 356-9500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 31, 2015
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 652526203

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Sloane
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 963,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 963,833
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.65%
14		TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer
This Schedule 13D (the “Schedule 13D”) amends and supplements the Schedule 13D filed on August 27, 2015 (the “Original Schedule 13D”) relating to the shares of common stock, par value $0.02 per share (the “Shares”), of Newtek Business Services Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 212 West 35th Street, 2nd Floor, New York, NY 10001. Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D.
Effective November 12, 2014, Newtek Business Services Inc. (“Newtek NY”), including its subsidiaries and controlled portfolio companies, merged with and into the Issuer (the “Conversion Transaction”). In connection with the Conversion Transaction, the Issuer elected to be regulated as a BDC under the Investment Company Act of 1940, as amended. As a result, Newtek NY ceased to exist and the Issuer succeeded Newtek NY’s operations as a new entity with new charter, bylaws and state of incorporation. Following the Conversion Transaction, and the Issuer’s subsequent election to be regulated as a BDC, the Issuer completed a public offering of 2.53 million Shares (including full exercise of the over-allotment). On October 22, 2014, the Issuer effected a 1 for 5 reverse stock split. All numbers included herein are adjusted for the reverse stock split.

The Reporting Person is filing this Amendment No. 1 to the Schedule 13D to report recent acquisitions of Shares of the Issuer by Barry Sloane, gifts of Shares of the Issuer by Barry Sloane, the Issuer’s completion of a public offering of 2.3 million Shares, and the issuance of 1.8 million Shares by the Issuer in connection with a cash and stock dividend paid to stockholders of record.

Item 2.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated in its entirety as follows:
The acquisition of the Shares reported on this Schedule 13D was made using Mr. Sloane’s personal funds. A portion of the Shares reported herein were awarded to Mr. Sloane for his performance with Newtek NY prior to the Conversion Transaction. For more information with respect to the Conversion Transaction, see Item 1 above.

Item 4.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
As of the date of this filing on Schedule 13D, Mr. Sloane holds and has sole voting power over 963,833 Shares, or 6.65% of the number of Shares issued and outstanding. Based on information contained in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 5, 2015 and the Form 8-K filed with the SEC on January 5, 2015, the Issuer had 14,503,927, issued and outstanding Shares. Based on this amount, Mr. Sloane has sole voting power over 6.65% of the total issued and outstanding Shares of the Issuer.
As discussed above, effective November 12, 2014, Newtek NY, including its subsidiaries and controlled portfolio companies, merged with and into the Issuer. In connection with the Conversion Transaction, the Issuer elected to be regulated as a BDC under the Investment Company Act of 1940, as amended. As a result, Newtek NY ceased to exist and the Issuer succeeded Newtek NY’s operations as a new entity with new charter, bylaws and state of incorporation. Following the Conversion Transaction, and the Issuer’s subsequent election to be regulated as a BDC, the Issuer completed a public offering of 2.53 million shares of its common stock (including full exercise of the over-allotment). On October 22, 2014, the Issuer effected a 1 for 5 reverse stock split. All numbers included herein are adjusted for the reverse stock split. On October 15, 2015, the Issuer completed a public offering of 2.3 million Shares (including full exercise of the over-allotment). On December 31, 2015, the Issuer paid a cash and stock dividend to stockholders of record on November 18, 2015, and as a result, issued 1.8 million Shares.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 11, 2016

By: /s/ Barry Sloane
Name: Barry Sloane